Exhibit (a)(134)

PeopleSoft Sends Letter to Oracle

PLEASANTON, Calif. — November 20, 2004 - PeopleSoft, Inc. (Nasdaq: PSFT) today sent a letter to Lawrence Ellison, Chief Executive Officer and Jeffrey Henley, Chairman of Oracle Corporation (Nasdaq: ORCL). The full text of the letter follows:

November 20, 2004

Oracle Corporation
500 Oracle Parkway
Redwood Shores, CA 94065
Attention:	Lawrence J. Ellison, Chief Executive Officer
Jeffrey O. Henley, Chairman

Dear Messrs. Ellison and Henley:

          PeopleSoft’s Board of Directors received your letter dated November 19, 2004. Our Board has met and considered the results of Oracle’s unsolicited tender offer and unanimously reaffirmed its previous conclusion that the offer is inadequate and that the Company is worth substantially more than $24 per share.

          Based on the numerous conversations we have had with our largest stockholders over the past ten days, our Board is convinced that a majority of our stockholders agree that your $24 offer is inadequate and does not reflect PeopleSoft’s real value. This majority is comprised of stockholders who did not tender their shares, as well as stockholders who tendered but told us that they believe PeopleSoft is worth more than $24 per share.

          As members of our Board have testified in Delaware and as members of the Transaction Committee told Ms. Catz and Mr. Phillips on November 10, we would be willing to discuss an offer made by Oracle at an appropriate price — but $24 is not that price.

          Just considering our installed base of customers and growing maintenance revenues, PeopleSoft is worth materially more today than when you made your inadequate $26 offer in February. Since the beginning of the year, we have added 418 new license customers, creating additional future annuity revenue and cross-sell opportunities, increased our outlook for forward maintenance revenue by 18% and generated nearly one dollar per share in cash.

          If Oracle is prepared to offer an appropriate price that reflects both PeopleSoft’s intrinsic value and our value to Oracle, please contact me directly.

Very truly yours,

A. George “Skip” Battle
Chairman, Transaction
Committee

cc: Oracle Corporation Board of Directors

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s second largest provider of enterprise application software with 12,750 customers in more than 25 industries and 150 countries. For more information, visit us at www.peoplesoft.com.

Forward-Looking Statements

This press release may contain forward-looking statements that state PeopleSoft’s intentions, beliefs, expectations, or predictions for the future. Forward-looking statements often include use of the future tense, words such as “will”, “intends”, “anticipates”, expects”, and similar conditional or forward-looking words and phrases. You are cautioned that these statements are only predictions and may differ materially from actual future events or results. All forward-looking statements are only as of the date they are made and PeopleSoft undertakes no obligation to update or revise them. Forward-looking statements in this press release include those relating to PeopleSoft’s anticipated future revenues, operating margins and earnings per share and other statements relating to the Company’s future prospects, actions and performance and the lawsuit against Oracle scheduled to go to trial in January 2005. Forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause actual results to differ materially from those projected in such forward-looking statements. These risks, assumptions and uncertainties include, but are not limited to: the costs and disruption to PeopleSoft’s business arising from the Oracle tender offer and related litigation; the Company’s ability to successfully complete the integration of J.D. Edwards into PeopleSoft and to achieve anticipated synergies; economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenue from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s most recent annual report on Form 10-K and subsequently filed quarterly reports on Form 10-Q, each as filed with the SEC and available without charge at www.sec.gov and www.peoplesoft.com.

Important Additional Information

PeopleSoft’s Board of Directors will be soliciting proxies for use at the 2005 Annual Meeting of Stockholders, and any adjournment or postponement thereof, to vote in favor of a slate of directors to be nominated by the Board of Directors and to vote on any other matters that properly come before the 2005 Annual Meeting. Promptly after filing its definitive proxy statement for the 2005 Annual Meeting with the SEC, PeopleSoft will mail the 2005 Proxy Statement and a WHITE Proxy Card to each PeopleSoft stockholder entitled to vote at the Annual Meeting.

PeopleSoft has engaged Innisfree M&A Incorporated to assist it in soliciting proxies from its stockholders. PeopleSoft has agreed to pay customary compensation to Innisfree M&A Incorporated for such services and to indemnify Innisfree M&A Incorporated and certain related persons against certain liabilities relating to or arising out of the engagement. Certain representatives of Citigroup Global Markets Inc. and Goldman, Sachs & Co., financial advisors to PeopleSoft, and directors, officers and employees of PeopleSoft may solicit proxies for the 2005 Annual Meeting, although no additional compensation will be paid in connection with any such solicitation.

PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle’s tender offer that contains information regarding the potential interests of members of the Board of Directors and members of management in the tender offer. Information regarding securities ownership by certain members of the Board of Directors and certain members of management as of February 10, 2004 is contained in PeopleSoft’s definitive proxy statement for the 2004 Annual Meeting of Stockholders, dated February 20, 2004. PeopleSoft stockholders should read the Schedule 14D-9 and the 2005 Proxy Statement when it is filed with the SEC (including any amendments to such documents) because these documents contain (or will contain) important information. The 2005 Proxy Statement (when filed), the 2004 Proxy Statement, the Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC’s website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Contacts

Steve Swasey
PeopleSoft, Inc.
Public Relations
(925) 694-5230
steve_swasey@peoplesoft.com

Bob Okunski
PeopleSoft, Inc.
Investor Relations
(877) 528-7413
bob_okunski@peoplesoft.com

Joele Frank/Andrew Siegel
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449
jf@joelefrank.com/ewb@joelefrank.com